March 18, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, NE

Washington, DC 20549

Attn: Loan Lauren P. Nguyen

Re:	Western Refining, Inc.

Registration Statement on Form S-4

Filed January 19, 2016

File No. 333-209031

Schedule 13E-3

Filed January 19, 2016 by Northern Tier Energy LP, Western Refining, Inc., Western Acquisition Co, LLC

and Northern Tier Energy GP LLC

File No. 005-87061

Dear Ms. Nguyen:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated February 13, 2016, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and Schedule 13E-3.

Western Refining, Inc. (“WNR”) is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions to the Registration Statement in response to the Staff’s comments. In addition, WNR, Northern Tier Energy LP (“NTI”), Western Acquisition Co, LLC (“MergerCo”) and Northern Tier Energy GP LLC (“NTI GP”) are filing concurrently with this letter an amended Schedule 13E-3 (the “Amended Schedule 13E-3”). For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Schedule 13E-3

Item 7

1.	Given that a reduction of regulatory compliance costs and administrative burden associated with periodic reporting with respect to NTI common units may be a foreseeable byproduct of delisting, please supplement the existing disclosures by expressly identifying the extent to which any affiliates and/or unaffiliated security holders will become the beneficiaries of any such savings. Please also quantify these savings by providing an aggregate total based on 2015 fiscal year expense data, and affirmatively indicate that these savings will be realized on an annual, recurring basis. Refer to Item 1013(d) of Regulation M-A and corresponding Instruction 2.

In response to the Staff’s comments, we have revised the disclosure as requested. Please see page 37 of Amendment No. 1.

2.	Please advise us how the affiliated parties engaged in the Rule 13e-3 transaction complied with Item 1013(d) of Regulation M-A and corresponding Instruction 3.

The Registration Statement states that WNR currently and indirectly owns 38.3% of the outstanding common units of NTI. This information is contained on the cover page of the proxy statement/prospectus, in the

Notice of Special Meeting and on pages 3, 5, 9, 29, 37, 49, 103, 111, 113, 118, 121 and 123 of Amendment No. 1. The Registration Statement also states that if the proposed merger between WNR and NTI (the “Merger”) is consummated, certain wholly-owned subsidiaries of WNR will indirectly own all of the outstanding NTI Common Units and become the sole members of NTI. Please see pages 6, 36, 124 and 126 of Amendment No. 1. Because NTI is a limited partnership with only limited partner units outstanding, the percentage of NTI Common Units that a person owns is also the person’s percentage interest in NTI’s net book value and net earnings.

The Registration Statement did not state explicitly the dollar amounts of WNR’s current 38.3% interest, or the 100% indirect interest that WNR would have after the consummation of the Merger, in NTI’s net book value or net earnings. Therefore, Amendment No. 1 has been amended to add on page 36 and 37 the required disclosure.

Item 8 – Position of NTI GP Conflicts Committee as to the Fairness of the Merger

3.	We noticed the disclosure in this section and in the cover page of the proxy statement/prospectus that the NTI GP Conflicts Committee acted on behalf of NTI GP in its capacity as the general partner of NTI to render a fairness determination regarding the Rule 13e-3 transaction. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A require that the subject company engaged in the Rule 13e-3 transaction make this fairness determination. Please provide us with a brief legal analysis, if available, that demonstrates how the NTI GP Conflicts Committee became legally authorized (or otherwise concluded that it was eligible) to make the fairness determination required by Item 8 and/or revise the disclosures accordingly. The disclosure appearing in (i)-(vi), particularly (v), on page 54 of the Form S-4 did not expressly authorize this committee to make a fairness determination on behalf of NTI. In addition, please note that the term “subject company” is defined under Item 1000(f) of Regulation M-A for purposes of use within that regulation.

NTI is a limited partnership that is managed by its general partner, NTI GP. It does not have its own Board of Directors or officers, but instead its business and operations are overseen by the Board of Directors of NTI GP (the “NTI GP Board”). After receiving the initial proposal with respect to a potential merger transaction with WNR, the NTI GP Board, acting on behalf of NTI GP in its capacity as the general partner of NTI, delegated to the Conflicts Committee of the Board of Directors of NTI GP (the “NTI GP Conflicts Committee”) the full power, authority and responsibility of the NTI GP Board with respect to the review, evaluation and approval of, and any recommendation to the public unitholders of NTI with respect to, the Rule 13e-3 transaction. Furthermore, the NTI GP Board resolutions delegating such authority to the NTI GP Conflicts Committee provide that “any actions taken by the NTI GP Conflicts Committee in accordance with and pursuant to these resolutions shall, for all purposes and in all respects, and without further action of the NTI GP Conflicts Committee, the [NTI GP Board] or any person, be deemed to be the due and proper actions of the [NTI GP Board], acting for and on behalf of [NTI GP] in its capacity as general partner of [NTI], with the same effect as if the [NTI GP Board] had taken such actions or done or caused such things to be done[.]” NTI and WNR respectfully submit to the Staff that this broad delegation of authority gave the NTI GP Conflicts Committee the authority to act on behalf of NTI with respect to all matters related to the approval and recommendation of the Rule 13e-3 transaction, including a determination as to fairness for purposes of Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A. In accordance with the foregoing delegation of authority, and as disclosed in the Registration Statement, the NTI GP Conflicts Committee, in its evaluation of the Rule 13e-3 transaction, determined on behalf of the NTI GP Board and NTI that the Merger Agreement (as defined below) and the Rule 13e-3 transaction were “fair and reasonable” to the holders of NTI common units (other than WNR and its affiliates) and NTI. The disclosure appearing on page 57 of Amendment No. 1 has been revised to more explicitly note that the NTI GP Conflicts Committee was given the full authority of the NTI GP Board with respect to the Rule 13e-3 transaction.

4.	We note the extensive discussion of factors considered by NTI GP Conflicts Committee. With the exception of the current and historical prices already discussed, please revise to disclose the extent to which each of the factors enumerated in Instruction 2 to Item 1014 of Regulation M-A supported the issuer’s fairness determination, or advise. In addition, please identify any of the reasons one of these factors may have been dismissed in reaching the fairness determination. Refer to Item 1014(b) of Regulation M-A and Instruction 2 thereto, as well as corresponding Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981).

In response to the Staff’s comment, we have added the following disclosure to pages 55-56 of Amendment No. 1:

In making its determination and approvals, and the related recommendation to the NTI Common Unitholders, the NTI GP Conflicts Committee did not consider the liquidation value of NTI’s assets because it considers NTI to be a viable going concern business where value is derived from cash flows generated from its continuing operations and it believes that the value of NTI’s assets that might be realized in a liquidation would be less than NTI’s going concern value. In addition, the NTI GP Conflicts Committee did not consider NTI’s net book value, which is defined as total assets minus total liabilities, because the NTI GP Conflicts Committee believes that net book value is not a material indicator of the value of NTI as a going concern. For example, net book value does not take into account the future prospects of NTI, market conditions or trends in NTI’s industry. The NTI GP Conflicts Committee is not aware of, and thus did not consider, any offers or proposals made by any unaffiliated person during the past two years for: (i) a merger or consolidation of NTI with another company; (ii) the sale or transfer of all or substantially all of NTI’s assets; or (iii) the purchase of NTI securities that would enable such person to exercise control of or significant influence over NTI. WNR’s 2013 acquisition of its interests in NTI and NTI GP was considered by the committee and included as one of the transactions considered by Evercore in its precedent M&A transaction analysis.

In making its determination and approvals, and the related recommendation to the NTI Common Unitholders, the NTI GP Conflicts Committee considered the financial analyses regarding NTI prepared by Evercore and reviewed and discussed by Evercore with the NTI GP Conflicts Committee as an indication of the going concern value of NTI. The NTI GP Conflicts Committee did not expressly establish a specific going concern value for NTI to determine the fairness of the merger consideration to the NTI Unaffiliated Unitholders because the committee did not believe there was a single method for determining going concern value. However, the financial analyses presented to the NTI GP Conflicts Committee by Evercore, which included a discounted cash flow analysis, a precedent M&A transactions analysis, a peer group trading analysis, and a premiums paid analysis as described under “—Opinion of Evercore Group L.L.C.—Analysis of NTI,” were based on the operations of NTI as a continuing business and, to that extent, the NTI GP Conflicts Committee considered such analyses as going concern valuations. The NTI GP Conflicts Committee considered each of these analyses in the context of the fairness opinion provided by Evercore, and the NTI GP Conflicts Committee expressly adopted these analyses and the opinion of Evercore, among the other factors it considered (as described above), in reaching its conclusions regarding the fairness of the Merger Agreement and the Merger Transactions to the NTI Unaffiliated Unitholders.

5.	Item 8 of Schedule 13E-3 and corresponding Items 1014(c)-(e) require affirmative statements regarding the procedural protections, or absence thereof, associated with the proposed Rule 13e-3 transaction given the “whether or not” legal standard included within these regulatory provisions. Negative responses to these items must be expressly disclosed. Refer to Instruction E of Schedule 13E-3, or advise.

In response to the Staff’s comment, we have (i) revised the disclosure on page 55 of Amendment No. 1 to expressly disclose that the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Merger Transactions”) are not conditioned on the approval of a majority of the outstanding NTI Common Units held by the NTI Unaffiliated Unitholders; and (ii) added disclosure on page 56 of Amendment No. 1 to expressly disclose that the Merger Agreement and the Merger Transactions were approved on behalf of NTI GP and NTI by the four non-employee directors who are members of the NTI GP Conflicts Committee, but not by the four non-employee directors who are also directors and/or executive officers of WNR or the one NTI director who is also an NTI officer. In connection with its consideration and negotiation of the Merger Agreement, the NTI GP Conflicts Committee retained independent financial and legal advisors, as expressly disclosed on pages 10, 39, 53 and 63 of Amendment No. 1.

Item 13

6.	Financial information from annual and quarterly reports filed by the subject company have been incorporated by reference in order to satisfy the disclosure obligation arising under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, a summary of such financial information must be provided in accordance with Item 1010(c) of Regulation M-A. As the summary disclosure under the “Selected Historical [ ]” heading appears incomplete, please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. For example, the ratio of earnings to fixed charges must be calculated and disclosed even if not ordinarily prepared. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the context of a tender offer nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

WNR has revised the disclosure as requested. Please see pages 19-20 of Amendment No. 1.

Exhibit 99(c)(2)-(c)(7)

7.	The disclaimer indicates the materials “may not be used or relied upon for any purpose other than as specifically contemplated” by Evercore’s written agreement with the Conflicts Committee. The disclaimer also indicates the materials were not prepared with a view toward disclosure under the federal securities laws and may not be reproduced or disseminated without the prior written consent of Evercore. Please disclose in the disclosure statement filed pursuant to Rule 13e-3, if true, that Evercore has consented to the use of all of its materials by filing persons for purposes of public disclosure in the Schedule 13E-3 and related proxy statement. Alternatively, please provide the disclosures recommended by the Division of Corporation Finance as being necessary to clarify security holders’ right to rely on such materials when making investment and voting decisions with respect to the proposed transaction: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex regm-a.htm.

In response to the Staff’s comment, we respectfully advise the Staff that Evercore has expressly consented to the inclusion in their entirety of its opinion and the materials it presented to the NTI GP Conflicts Committee as exhibits to the Schedule 13E-3 and to the Registration Statement. Accordingly, we have added the following disclosure to page 64 of Amendment No. 1:

Evercore has expressly consented to the inclusion in their entirety of its opinion and the materials it presented to the NTI GP Conflicts Committee as exhibits to the transaction statement on Schedule 13E-3 and the related proxy statement filed with the SEC by NTI, WNR, MergerCo and/or NTI GP in connection with the Merger. The opinion of Evercore, and the materials it presented to the NTI GP Conflicts Committee, are not intended to be, and do not constitute, a recommendation to the NTI GP Conflicts Committee or to any other persons in respect of the Merger, including as to how any NTI Common Unitholder should act or vote in respect of the Merger.

Exhibit 99(c)(8)-(c)(11)

8.	These exhibits also contain a disclaimer that indicates the materials may not be disclosed to any third party or circulated or referred to publicly or used for or relied upon for any other purpose without the prior written consent of Goldman Sachs. Please revise the disclosure, as instructed by the prior comment on Exhibits (c)(1)-(c)(7), to clarify whether or not security holders may rely upon the content of Exhibits 99(c)(8)-(c)(11) when making an investment and voting decision.

In response to the Staff’s comment, we have added the following disclosure to page 89 of Amendment No. 1:

Goldman Sachs has expressly consented to the inclusion in their entirety of its financial analysis and the materials it helped prepare that were presented to the WNR Board as exhibits to the transaction statement on Schedule 13E-3 and the related proxy statement filed with the SEC by NTI, WNR, MergerCo and/or NTI GP in connection with the Merger. The financial analysis of Goldman Sachs, and the materials it helped prepare that were presented to the WNR Board, are not intended to be, and do not constitute, a recommendation to the WNR Board or to any other persons in respect of the Merger, including as to how any NTI Common Unitholder should act or vote in respect of the Merger or any other matter.

Exhibit 99(d)(1)

9.	Given that the Effective Time, as defined in the transaction documents, and the date of the special meeting will not coincide, and the potential for the election deadline to be delayed in a way where even more than the 30 days will exist between the date of the vote and election deadline, please provide us with a legal analysis as to whether or not the election should be protected by application of the tender offer regulatory provisions. Refer to Situation B in Exchange Act Release 14699 (April 24, 1978).

We respectfully submit that the timeframe of the election procedure as provided in the Agreement and Plan of Merger, dated as of December 21, 2015, by and among WNR, MergerCo, NTI GP and NTI (the “Merger Agreement”) is consistent with Situation B in Release No. 34-14699, dated April 24, 1978. Furthermore, if an unexpected delay in the closing date of the Merger causes the election procedure to vary slightly from Situation B, we believe application of the tender offer rules would be unwarranted and would be inconsistent with the SEC’s past practice.

The Merger Agreement provides that, unless otherwise agreed by NTI and WNR, WNR or its exchange agent will mail election forms, pursuant to which NTI Public Unitholders (as defined in the Merger Agreement) may make an election between cash consideration, stock consideration and the mixed consideration, to such unitholders not less than 30 days prior to the anticipated closing date of the Merger. The election deadline will be 5:00 p.m., New York time, on the second business day prior to the Effective Time (as defined in the Merger Agreement), or such other time as mutually agreed to by WNR and NTI. If the Effective Time is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date such that the election deadline will remain the second business day prior to the Effective Time or such other date as mutually agreed to by WNR and NTI. The Merger Agreement provides for WNR to publicly announce the expected election deadline at least five business days prior to the election deadline. The parties currently intend to distribute to the NTI Public Unitholders copies of the election form substantially concurrently with copies of the proxy statement/prospectus and cause the election deadline to occur shortly prior to the special meeting of NTI common unitholders to vote on the Merger (the “NTI Special Meeting”). In addition, the parties currently expect the Merger will close as soon as possible after the approval thereof by the NTI common unitholders. Therefore, based on the current expectations of WNR and NTI, the election by the NTI Public Unitholders will occur during the same period that such unitholders vote on the Merger, in accordance with the Staff’s safe harbor fact pattern in Situation B.

Even if an unexpected delay in the Effective Time of the Merger were to delay the election deadline until after the date of the NTI Special Meeting, we believe that any such delay would be short, and that in all events the application of the tender offer rules to the election process would be unwarranted and may produce undesirable results. The close proximity of the election deadline to the vote on the merger proposal means that the NTI Public Unitholders will be considering the election procedure as part of their investment decision to vote for or against the Merger. Moreover, any concern for the availability of adequate disclosure at the time the NTI Public Unitholders make the election will be fully met by the continuing disclosure requirements imposed by the Securities Act of 1933, as amended (the “Securities Act”). In the event of a delay in the Effective Time of the Merger, NTI Public Unitholders will be provided with updates to the proxy statement/prospectus as required under the Securities Act, and the filings of NTI and WNR under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be incorporated by reference in the proxy statement/prospectus. The disclosures in the proxy statement/prospectus and other documents filed with the SEC will include all necessary information for the NTI Public Unitholders to make an informed investment decision. Superimposing the less stringent disclosure requirements of the Williams Act by requiring a Schedule TO to be filed and tender offer materials to be disseminated after the NTI Special Meeting will not enhance the disclosure and may result in confusion for unitholders who may not understand the reason for receiving tender offer materials in addition to the other disclosures in connection with the Merger. We further note that in a series of no-action letters, the Staff has expanded the scope of its position beyond Situation B and permitted the election process to be conducted after the shareholder vote on the related merger without requiring compliance with the tender offer rules. See Dauphin Deposit Corp. (February 7, 1983); United Virginia Bankshares, Inc. (February 18, 1983); Chemical New York Corporation (April 3, 1987); Fidelcor, Inc. (May 27, 1983); The Kansas Power and Light Company (February 13, 1991); Entergy Corporation (November 13, 1992).

Registration Statement on Form S-4

General

10.	Please file a form of proxy card and mark it as preliminary with your amended filing in accordance with Rule 14a-6 of Regulation 14A.

In response to the Staff’s comment, we have filed the preliminary form of the proxy card as Exhibit 99.2 of Amendment No. 1 to the S-4.

11.	We note your reference to certain disclosure schedules throughout the Merger Agreement, attached as Annex A to the registration statement. Please provide a list that briefly identifies the contents of all omitted schedules or, alternatively, tell us why you believe the schedules are not material. Refer to Item 21 of Form S-4 and Item 601(b)(2) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page A-ii of Annex A to include a list of all omitted schedules and have added a statement that we will furnish a copy of any omitted schedules to the Staff upon request. We have also revised the disclosures on pages 135 and 155 of Amendment No. 1 to include narrative disclosures related to the only items in the disclosure schedules we believe are material to NTI common unitholders in connection with making their voting and investment decisions, specifically (i) that WNR is required to obtain the consent of a lender under its term loan agreement in connection with the Merger and (ii) that WNR is permitted under the terms of the schedules to undertake a stock buyback program during the pendency of the Merger Agreement. WNR respectfully advises the Staff that it believes the remaining items on the disclosure schedules are not material to investors because they either involve exceptions that are immaterial in nature or amount, are consistent with the ordinary course business practices of NTI or WNR, or relate to items that are generally disclosed elsewhere in Amendment No. 1.

Special Factors

Background of the Merger, page 36

12.	Please disclose and discuss the factors that led the NTI GP Board and NTI GP Conflicts Committee to begin evaluating a going-private transaction.

As disclosed on page 39 of Amendment No. 1, on October 23, 2015, WNR delivered to the NTI GP Conflicts Committee a letter setting forth a proposal for WNR to acquire all of the outstanding NTI Common Units not owned by WNR for certain specified consideration (which would constitute a “going-private” transaction under applicable SEC rules), subject to the negotiation and execution of mutually acceptable definitive documentation (the “October 23 Proposal”). The letter containing the October 23 Proposal stated, among other things, that WNR anticipated the NTI GP Board would delegate the authority to evaluate and respond to the October 23 Proposal to the NTI GP Conflicts Committee, which the NTI GP Board did on November 6, 2015 (as disclosed on page 41 of Amendment No. 1). The NTI GP Conflicts Committee evaluated and responded to the October 23 Proposal pursuant to the delegated authority as disclosed under “Special Factors—Background of the Merger.” The October 23 Proposal was not solicited by either the NTI GP Board or the NTI GP Conflicts Committee. Rather, as disclosed on pages 37-39 of Amendment No. 1, WNR unilaterally determined to make the October 23 Proposal. We respectfully submit that these existing disclosures sufficiently address the Staff’s comment.

13.	Please revise to describe other potential strategic alternatives considered by the NTI GP Board and explain why the alternatives were not pursued.

In response to the Staff’s comment, we have revised the disclosure on page 44 of Amendment No. 1.

14.	Please also revise to more fully discuss changes in the deal structure during ongoing negotiations. For example, please revise to discuss the inclusion of the no-shop provisions and agreed upon language regarding unsolicited offers and, further, how the parties determined what type of offer would constitute a “Superior Proposal” as contemplated by the Merger Agreement.

In response to the Staff’s comment, we have revised the disclosure on pages 42 and 44 of Amendment No. 1.

15.	We note that on October 16, 2015 WNR management presented to the WNR Board an overview of two strategic alternatives management had been considering. Please explain the reasons WNR did not pursue the sale of refining assets to NTI.

After thoroughly analyzing the options of making an offer to purchase the remaining publicly traded units of NTI or selling certain refining assets to NTI, the WNR Board concluded that, in its business judgment, the better option was to make an offer to buy the remaining publicly traded units of NTI. The primary reasons that the WNR Board concluded that the purchase of the remaining publicly traded units of NTI was the better option were: (i) the combined company would have a more diversified and expanded asset base; (ii) all refining assets of the combined company would be owned in a more simplified C-corp structure, which is a proven vehicle for operating and growing a refining business; (iii) the combined company would have better access to capital markets; (iv) the C-corp structure would be easier for investors, trade creditors, rating agencies and analysts to understand; (v) the combined company would potentially receive an improved credit rating from rating agencies; (vi) the transaction would eliminate equity valuation inconsistencies that exist between WNR, a C-corp entity and NTI, a variable distribution master limited partnership; (vii) the combined company would make it easier for WNR to manage working capital and growth capital projects; and (viii) the simplified corporate structure would reduce ongoing operating costs by eliminating costs associated with having another reporting entity and organization. The disclosure appearing on page 38 of Amendment No. 1 has been revised to include the foregoing explanation as to why WNR did not pursue the sale of refining assets to NTI.

16.	We note on page 44 that you indicate that WNR communicated that it would not consider approval of the proposed transaction by a majority of NTI Unaffiliated unitholders. In light of this position, please further expand your disclosure on page 45 to more fully describe how the NTI GP Conflicts Committee reasonably concluded that the Rule 13e-3 transaction is fair to unaffiliated unitholders. Refer to Item 1014(b) of Regulation M-A and Question and Answer Number 21 in Exchange Act Release 17719 (April 13, 1981).

In response to the Staff’s comment, we have revised the disclosure on pages 46 of Amendment No. 1.

In addition, we note that the NTI GP Conflicts Committee considered a variety of factors in connection with making its determination regarding the fairness of the Merger Agreement and the Merger Transactions as disclosed on pages 51-56 of Amendment No. 1. In view of the variety of factors considered and the complexity of these matters, the NTI GP Conflicts Committee did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors considered in making its determination. In addition, each of the members of the NTI GP Conflicts Committee may have given differing weights to different factors.

Relationship of the Parties to the Merger, page 47

17.	Please revise here to more specifically discuss the composition of the NTI GP Conflicts Committee and outline all compensation such members are entitled to receive in connection with the reference transaction.

In response to the Staff’s comment, we have revised the disclosure on pages 50-51 of Amendment No. 1 to include a discussion of the members of the NTI GP Conflicts Committee and any compensation such members will be entitled to receive in the pending transaction.

Recommendation of the NTI GP Conflicts Committee, page 49

18.	We note that the NTI GP Conflicts Committee considered the fixed exchange ratio as a negative or unfavorable factor in making its merger recommendation. Please explain the reasons for acceptance of the fixed exchange ratio instead of a floating exchange ratio.

As disclosed in Amendment No. 1 under “—Recommendation of the NTI GP Conflicts Committee and Its Reasons for Recommending Approval of the Merger Proposal and the NTI Compensation Proposal” on pages 51-56 of Amendment No. 1, the NTI GP Conflicts Committee considered both the potential positive implications of a fixed exchange ratio (i.e., the value of the WNR common stock to be received as part of the merger consideration would increase in the event the market price of WNR common stock increased prior to the closing of the Merger) and the potential negative implications of a fixed exchange ratio (i.e., the value of the WNR common stock to be received as part of the merger consideration would decrease in the event the market price of WNR common stock decreased prior to the closing of the Merger) in connection with its approval of the Merger Agreement and the Merger Transactions.

Opinion of Evercore Group L.L.C., page 59

General, page 85

19.	Please revise to describe, if applicable, how the fairness evaluation considered the NTI projections by WNR management.

In response to the Staff’s comment, we have added the following disclosure to page 88 of Amendment No. 1:

As disclosed above under “—Analysis of NTI—Assumptions with Respect to NTI,” Evercore used the financial projections for NTI provided by WNR management in the financial analyses it performed in connection with the preparation and rendering of its fairness opinion. The NTI Financial Projections were not adjusted by Evercore as part of its analyses. For more information regarding the use of the NTI Financial Projections, please read “—Analysis of NTI—Discounted Cash Flow Analysis,” “—Analysis of NTI—Precedent M&A Transaction Analysis,” and “—Analysis of NTI—Peer Group Trading Analysis.”

20.	Please also explain whether equity award conversions and accelerations impacted the analysis undertaken by Evercore in connection with the rendering of the fairness opinion.

Equity award conversions and accelerations were fully incorporated in the materials analyzed by Evercore in connection with rendering its fairness opinion. As noted on pages 64 and B-2 of Amendment No. 1, Evercore utilized the NTI financial projections provided by WNR management in its analysis. These projections included fully diluted units outstanding as of December 31, 2015, which incorporated the impact of all equity award conversions and accelerations. The projections utilized in Evercore’s analysis included basic units outstanding plus 583,300 LTIP Service-Based units plus 271,500 LTIP Performance-Based units as provided by WNR management.

The Merger Agreement, page 120

21.	We note your disclosure that “[i]nformation concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, and this information may or may not be fully reflected in WNR’s and NTI’s public disclosures.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions in the prospectus/proxy statement are necessary. Please confirm that you have updated, or plan to update, your disclosure to include all material information to the extent required.

WNR respectfully acknowledges its obligation to consider whether additional specific disclosures of material information regarding material contractual provisions are required to be included in the prospectus/proxy statement. To the extent required by applicable law, WNR has updated and, as necessary, will continue to update, its disclosures to include all material information.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 173

Introductory Language

22.	We note your disclosures on pages 173 and 178 explaining that your pro forma information does not “purport to represent” or “purport to project” how the transaction may have impacted the company previously or in the future, and discounting the indicative value of this information. Please revise as necessary to clarify any uncertainties relative to the objective of the presentation, as set forth in Rule 11-02(a) of Regulation S-X, to provide information about the continuing impact of the transaction by showing how it might have affected historical financial statements if consummated at an earlier point in time, and to illustrate the possible scope of the change in your historical financial position and results of operations. If there are any aspects of the transaction that may yield significantly different results than those you have portrayed, please expand your disclosure to include the incremental presentation required by Rule 11-02(b)(8) of Regulation S-X.

WNR reviewed the applicable rules and regulations in Regulation S-X, including Rule 11-02(a) and Rule 11-02(b)(8) thereof, in connection with preparing the pro forma financial information included in the Registration Statement, and has further reviewed the requirements in response to the Staff’s comment. Based on that review, WNR respectfully advises the Staff that it believes the pro forma financial information, as presented in Amendment No. 1, is consistent with the objective set forth in Rule 11-02(a) of Regulation S-X, including by illustrating “how it might have affected historical financial statements if the transaction had been consummated at an earlier time.” While there are certain assumptions underlying the pro forma financial information that may differ from what actually may have occurred had the transactions been completed at an earlier point in time, WNR does not believe, based on the information currently available to WNR, that any aspect of the transaction would yield significantly different results than those portrayed in Amendment No. 1 and require incremental presentations under Rule 11-02(b)(8) of Regulation S-X.

In response to the Staff’s comment, however, we have modified the disclosures on pages 177 and 181 to clarify the nature of the uncertainly inherent in the pro forma financial information.

Note 1 – Basis of Presentation, page 178

23.	We note your disclosure explaining that your financial statements “include financial data at historical cost” because the merger is considered to be “a transaction between entities under common control.” However, we understand you began consolidating Northern Tier Energy LP upon acquiring a controlling interest in 2013, and that you now intend to acquire the remaining, non-controlling interests in a transaction with other shareholders, rather than an entity under common control. If this is correct, please revise your disclosures under this heading, in the introductory language on page 173, and elsewhere in your filing as necessary to clarify the nature of the transaction and the accounting that will be applied.

For example, if you expect to follow the guidance in FASB ASC 810-10-45-23, it would appear your acquisition of non-controlling interests would be accounted for as an equity transaction, rather than at fair value, since you had previously established control over and consolidated Northern Tier Energy LP.

In response to the Staff’s comment, we have revised the disclosure to clarify that the merger is to be accounted for as an equity transaction rather than a transaction between entities under common control. We also deleted the language that the financial statements “include financial data at historical cost as the merger is considered to be a transaction between entities under common control.” Please see pages 16, 105, 177 and 181 of Amendment No. 1.

Note 2 – Pro Forma Adjustments and Assumptions, page 178

24.	We understand from your disclosure on page 16 that you expect to account for the acquisition of the non-controlling interests as an equity transaction, as would appear to be required under GAAP. Therefore, your description of adjustment (a), including language referring to the valuation of equity “at a proposed maximum aggregate offering price of $629.3 million” also indicating an excess of consideration, of $101.4 million over the carrying value of the non-controlling interest would be recorded to additional paid in capital, appears to be inconsistent with this guidance and the pro forma adjustments that are shown on page 175.

Please revise this disclosure as necessary to correlate with the accounting that will be applied to the transaction and the related pro forma adjustments. Please also revise to clarify if true (i) that while the mix of cash and equity paid to individual shareholders in the exchange may vary, the total cash and the total number of shares to be issued are fixed; and (ii) that while the market value of the equity to be issued may vary, since you will account for the acquisition as an equity transaction, any change in such value will not impact the accounting or pro forma presentation.

In response to the Staff’s comment, we have revised the disclosure on pages 181 and 182 of Amendment No. 1 to include a brief discussion that the accounting for the Merger will follow the requirements of Accounting Standards Codification 810-10-45-23 (“ASC 810”) in Note 1 to the Unaudited Pro Forma Condensed Consolidated Financial Statements (“Pro Formas”) and again in Note 2.e. to the Pro Formas. Additionally, in Note 2.a. to the Pro Formas, we have clarified that while the mix of cash and equity paid to individual NTI common unitholders may vary, the total cash and shares to be issued are fixed and that because the Merger will be accounted for under ASC 810, any change in the market value of the shares to be issued will not impact the actual accounting or the pro forma presentation.

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In connection with this response, I acknowledge, on behalf of Western Refining, Inc. (the “Company”), that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please do not hesitate to contact me at (915) 534-1400.

Sincerely,

WESTERN REFINING, INC.

/s/ Lowry Barfield
Lowry Barfield
Senior Vice President – Legal, General Counsel and Secretary

cc:	Jeffery B. Floyd

Alan Beck

Vinson & Elkins L.L.P.

Melissa M. Buhrig

Northern Tier Energy GP LLC

John Goodgame

Christopher J. Arntzen

Akin Gump Strauss Hauer & Feld LLP